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  Gretchen Griswold, 696-4309             FOR IMMEDIATE RELEASE

         SDG&E PRESIDENT JACK THOMAS TO RETIRE APRIL 1;
                CEO PAGE TAKES ON PRESIDENT TITLE
     SAN DIEGO, Jan. 11, 1994 -- San Diego Gas & Electric President Jack E. Thomas will officially retire April 1, and the title of president will be assumed by SDG&E Chairman and CEO Thomas A. Page, company officials announced today. Thomas announced that he would retire this year in a statement issued in December 1992. He joined the company in 1957 as a junior engineer. He has served as president ofSDG&E since January 1992.
     "SDG&E has received tremendous benefit from Jack's leadership over the years," said Page. "His activity inside the company, and as our tireless representative in the community, mark his commitment to making
San Diego a better place to live."
     Thomas most recently has held posts on the board of directors for the San Diego Chamber of Commerce and Sharp Rees-Stealy Clinic. He has been active on the executive committee of the San Diego County Council of the Boy Scouts of America and as a member of the Rotary Club of San Diego.